SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	Place of Incorporation

SAVSU Technologies, Inc.	Delaware
Arctic Solutions, Inc. dba Custom Biogenic Systems	Delaware
SciSafe Holdings, Inc.	Delaware
Global Cooling, Inc.	Delaware
Sexton Biotechnologies, Inc.	Delaware
BioLife B.V.	Netherlands